UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025.

Commission File Number 001-39038

EQUINOX GOLD CORP.
(Translation of registrant's name into English)

700 West Pender Street, Suite 1501, Vancouver, British Columbia, V6C 1G8

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

EXHIBIT INDEX

Exhibit Number	Description
99.1	Technical Report on the Fazenda Gold Mine, Bahia State, Brazil dated January 31, 2025
99.2	Consent of Dr. Benoit Poupeau, FAusIMM, dated January 31, 2025
99.3	Consent of David Warren, P.Eng., dated January 31, 2025
99.4	Consent of Dominic Claridge, FAusIMM, dated January 31, 2025
99.5	Consent of Gabriel Freire, FAusIMM, dated January 31, 2025
99.6	Consent of João Paulo Santos, MAusIMM, dated January 31, 2025
99.7	Consent of Kelly Boychuk, P.Eng., dated January 31, 2025
99.8	Consent of Mo Molavi, P.Eng., dated January 31, 2025
99.9	Consent of Paul Sterling, P.Eng., dated January 31, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EQUINOX GOLD CORP.
(Registrant)

Date: February 4, 2025.	By:	/s/ Susan Toews
Name: Susan Toews
Title: General Counsel